

April 15, 2010

Mr. Sargent H. Berner
Chief Executive Officer
Emgold Mining Corporation
Suite 1400, 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Canada

> **Re:** **Emgold Mining Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **Response Letter Dated March 2, 2010**
> **File No. 000-51411**

Dear Mr. Berner:

　　We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Exhibit F-1 - Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006

Note 16 – Ceramext® Research Costs, page 34
Note 17 – Exploration Costs, page 35

1.　　We note your statements in response to our prior comment number five that indicate you believe AcG 11 is not a standalone primary source of Canadian GAAP and that Note 17 of your financial statements includes "disclosure of cumulative costs expensed to date;" however, Section 1100.02(c) of the CICA Accounting Handbook appears to indicate Accounting Guidelines are primary sources of Canadian GAAP, and we are unable to locate any cumulative cost information in Note 17. Please confirm you will expand your disclosure in future filings to include this information related to your exploration costs.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief